

Stephan A. van der Mersch · 2nd

Analyst at Ruane, Cunniff & Goldfarb

Boulder, Colorado, United States ·

[Contact info](#)

457 connections



 **Ruane, Cunniff & Goldfarb**

 **National Chengchi University**

1 mutual connection: Emily Rasmussen

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Experience

 **Ruane, Cunniff & Goldfarb**
14 yrs 4 mos

Analyst
Full-time
Aug 2008 – Present · 13 yrs
Greater New York City Area

I have a particular love for internet-based businesses, and have focused substantially on China as well as other emerging markets. I love having thoughtful conversations about great companies.

intern or something
Apr 2007 – Aug 2008 · 1 yr 5 mos
all over East Asia

 **Board Member**
Beleza na Web

May 2015 – Oct 2019 · 4 yrs 6 mos
São Paulo, São Paulo, Brazil

Education



National Chengchi University
MBA (in Mandarin), only foreigner in the program, was hired
away by Ruane, Cunniff before graduating
2007 – 2008



National Sun Yat-Sen University
Chinese
2006 – 2007



Occidental College
BA, International Relations, minors: Economics, Chinese
2002 – 2006

With special thanks to Profs. Georgio Secondi, Larry Caldwell,
Tsung Chi.

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Recommendations

Received (0)　　**Given (1)**

Qian Han, CFA
Vice President at
Haitong
International
Securities

May 26, 2019,
Stephan A. was
senior to Qian but
didn't manage
directly

Qian's work with us was highly creative,
insightful, and disciplined. Among the most
intellectually high caliber work I have seen. I
wish we could have worked more together!

